June 27, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Ms. Ivette Leon, Assistant Chief Accountant
Ms. Sharon Virga, Senior Staff Accountant

Re:	KVH Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 5, 2011
File No. 0-28082

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated June 6, 2011 regarding the above referenced filings. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.	Staff Comment. Please expand the last paragraph on page 41 to separately disclose the amount of cash and marketable securities held by foreign subsidiaries.

Company Response. As requested, in future filings, we will disclose the amount of cash and marketable securities held by foreign subsidiaries. As of December 31, 2010, the total amount of cash and marketable securities held by foreign subsidiaries was approximately $1.7 million, or less than 5% of our consolidated cash and marketable securities as of December 31, 2010.

Notes to Consolidated Financial Statements

2.	Staff Comment. Please refer FASB ASC 805-10-50 and provide the required disclosure for your acquisition of Virtek Communications.

Company Response. We believe the acquisition was immaterial. Further, we believe we have provided the relevant disclosures required by FASB ASC 805-10-50 related to this acquisition in footnotes 1(b), 1(j) and 9 of our Consolidated Financial Statements. We acquired 100% of the voting interest of Virtek Communications at the acquisition date and therefore there is no minority interest. We believe the acquisition was immaterial to the consolidated entity as the total amount of net sales by Virtek Communications included in our consolidated results for fiscal 2010 were approximately $0.9 million, or 1%, of the Company’s consolidated net sales for that year, as noted in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 35 of our Annual Report on Form 10-K. Virtek Communications operated at essentially break-even during the portion of 2010 after the acquisition, and therefore it had no material impact on the Company’s consolidated net income in 2010. In 2011, we anticipate the financial contribution of Virtek Communications to the Company’s consolidated operating results will continue to be immaterial. We also refer the staff to the letter we received from the staff dated September 3, 2010, in which the staff stated that it would not object to the omission of the financial statements required by Rule 3-05 of Regulation S-X from the Form 8-K and any Registration Statements filed under the Securities Act of 1933 in relation to our acquisition of Virtek Communications in September 2010. We do not believe there has been any material change in the information on which the staff relied in issuing that letter.

Form 10-Q for the quarterly period ended March 31, 2011

General

3.	Staff Comment. Tell us the dollar amount of potentially excess or obsolete inventory to which you were referring in your disclosure on page 19. Tell us why you have not reserved such inventory and what constitutes your inventory reduction and rebalancing efforts. Please expand your disclosure in future filings and provide us with your proposed disclosure.

Company Response. In our disclosure on page 19, we were not referring to any potential and specific excess or obsolete inventory for which we had not reserved as of March 31, 2011. We believe that all identified excess or obsolete inventory was appropriately reserved for at the filing date by establishing a new realizable cost basis. The reference to inventory reduction and rebalancing efforts was intended to advise the reader of the type of conditions we have encountered in recent years that have led to inventory write-downs and that could be encountered again in the future. In the past, we have reduced and/or rebalanced inventory in response to product design changes by our suppliers and in response to specific competitive situations. We did not believe those conditions existed at the filing date, but we wished to alert investors that those conditions may arise again in the future.

In our next Quarterly Report on Form 10-Q, we propose to include a revised risk factor in substantially the following form:

“Changes in the competitive environment or supply chain issues may require inventory write-downs.

During 2009 we recorded $1.3 million in inventory reserve charges to account for excess inventory that resulted from a substantial decline in customer demand due to the 2008-2009 economic downturn, design changes by our suppliers and increased price competition. During 2010 we wrote off approximately $0.6 million of fully reserved inventory. Market or competitive changes could lead to future charges against income for excess or obsolete inventory, especially if we are unable to appropriately adjust the supply of material from our vendors.”

We note that information that comes to our attention after the date of this letter and before the filing of our next Quarterly Report on Form 10-Q may cause us to update, supplement or otherwise revise the proposed risk factor.

4.	Staff Comment. Tell us about any guidance that you have received from the Department of Defense, any other government agency or any government contractors with which you contract regarding the funding status of current programs and purchases.

Company Response. We sell our fiber optic gyroscopes and vehicle tactical navigation products for U.S. and foreign military and government applications primarily as a subcontractor to prime contractors and system integrators. As a result, we have not had and typically do not have direct contact with the Department of Defense or other government agencies, and as a subcontractor we are not directly involved in the competitive bidding process. Therefore, we are generally dependent on these prime contractors and systems integrators to provide us with updates regarding future purchases and programs. As an example, we supply fiber optic gyros to Kongsberg, the prime contractor for the U.S. Army’s Common Remotely Operated Weapons Station (CROWS) program. We rely on Kongsberg to provide us with updates regarding future order potential for this program. At this date, we have not received any reliable updates from Kongsberg or other prime contractors or system integrators about material trends in funding levels for current programs and purchases. In addition, we review publicly available communications from the Department of Defense and the U.S Army regarding plans for future programs. The information we have is limited and subject to change. If we obtain reliable information about material trends in funding levels for current programs and purchases, we intend to provide appropriate disclosures in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

5.	Staff Comment. Tell us about and in future filings update the backlog information that you have provided in your Form 10-K. Please segregate orders between those that are firm and noncancellable and those that can be cancelled for the convenience of the customer.

Company Response. As requested, in future filings on Form 10-Q, we will disclose material changes to the backlog information that has been provided in our Form 10-K. As of March 31, 2011, our backlog for all products and services was approximately $19.2 million, consistent with our backlog of approximately $20.8 million on December 31, 2010. The decrease in our backlog of $1.6 million from December 31, 2010 to March 31, 2011 was primarily the result of a decrease in guidance and stabilization product orders associated with our TACNAV product, as well as a reduction in fiber optic gyro product orders in support of the U.S. Navy’s MK54 torpedo program. We do not attribute these decreases to any material trend or uncertainty, but more to the general lumpiness or unevenness of the purchasing and delivery schedules of our customers.

It should be noted that we do not include satellite connectivity service sales in our backlog even though many of our satellite connectivity customers have signed annual service contracts providing for a fixed monthly fee.

Generally, except in the case of military orders, all customer purchase orders received by us are firm and noncancellable. However, at our sole discretion, from time to time we allow our customers to delay or cancel purchase orders for the convenience of the customer.

As stated in our Form 10-K for the fiscal year ended December 31, 2010, government orders (i.e., generally military orders) included in backlog are usually subject to cancellation for convenience by the customer. When these orders are cancelled, standard contract terms provide for recovery of actual costs incurred through the date of cancellation and the costs resulting from termination. As of March 31, 2011, our backlog included approximately $11.6 million in orders that are subject to cancellation for convenience by the customer. These orders also provide a recovery of actual costs incurred through the date of cancellation and the costs resulting from termination. As of the date of this letter, our management has not been informed that any of these orders has been canceled.

Three Months Ended March 31, 2011 and 2010, page 14

6.	Staff Comment. Tell us and please quantify in future filings the declines in revenue, costs of sales and gross margin that you anticipate from reduced sales of certain products, including FOG, antenna for LiveTV, and marine and recreational vehicle satellite television products. Tell us how much revenue you recognized from LiveTV sales. Tell us if you have provided an inventory reserve for LiveTV products and, if not, why you have not provided a reserve.

Company Response. In future filings, we will quantify, when reasonably determinable, the declines in revenue that we anticipate from our two industry categories, mobile communications and guidance and stabilization products and services. We note that, at the time we report our financial results for a particular quarterly or annual period, we often do not have sufficient information about the reasonably likely results for the then current period to be in a position to quantify such information with a reasonable degree of accuracy. As we note in our filings, we often generate revenue from relatively large orders, and the timing of the receipt of and recognition of revenue under these orders is uncertain. To this point in time, we have not publicly quantified and disclosed costs of sales and gross margin at the industry category or discrete product level. Instead, we provide the collective cost of sales and gross margin impact at the segment level. We treat all of our business as one segment. We ask the staff to also consider the competitive environment in which we operate. Disclosure of individual product gross margin levels would put us at a significant disadvantage relative to our competitors, as they would know much more about our business than we will ever be able to learn about theirs. Our competitors are generally private companies (e.g., King Controls and Intellian Technologies), subsidiaries of large public or private companies (e.g., Litef – Northrop Grumman, SeaTel – Cobham, and Tamam – Israel Aerospace Industries), or very large multi-nationals of which the competitor business is a division or department (e.g., Honeywell). We would be providing our competitors with one-way insight into our business operations, which we believe would be harmful to the interests of our shareholders. We believe our filings to date disclose all such appropriate material trends and uncertainties that we were aware of at the time of each filing. We will continue to monitor such trends and uncertainties in future filings.

We recognized approximately $0.1 million in revenue from LiveTV products in the first quarter of 2011, which was an approximate $2.9 million revenue decrease in product sales to that same customer in the first quarter of 2010, as noted in our Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 14.

Currently, we could be subject to an approximate $0.2 million inventory write-off relating to inventory specific to the LiveTV antenna if we are unable to reach agreement with LiveTV regarding continuing repair and service agreements and/or the placement of new orders. We have not recorded any inventory reserves for LiveTV products based on the fact that we are currently in negotiations with LiveTV regarding a continuing business relationship and placement of new orders, and both parties in recent meetings have mutually expressed the goal of continuing the sales relationship. Although, there is still no guarantee we will reach agreement with LiveTV regarding the placement of new orders, we believe based on the available evidence that it is more likely than not that we will successfully reach agreement with LiveTV and as a result will utilize the existing inventory levels to support future orders. There is also a strong likelihood that a significant portion of this inventory would be utilized for on-going warranty needs in servicing units previously sold to LiveTV that is not contingent on successful negotiations. We also anticipate that if we were to incur an inventory write-off related to this inventory, this charge would be offset by a contractual termination fee payable by LiveTV.

7.	Staff Comment. Please tell us and quantify in future filings the expected future costs for the expansion into new coverage areas for your mini-VSAT Broadband services as mentioned on page 15.

Company Response. As requested, in future filings, we will quantify the expected future costs for the expansion areas of our mini-VSAT Broadband services as they become known, where material. At the date of our last Form 10-Q filing for the period ended March 31, 2011, we had neither contracted nor planned for any new specific mini-VSAT Broadband service cost increases. We anticipate additional contractual arrangements for mini-VSAT Broadband service costs will primarily be contingent on the growth of our customer base, which may require additional satellite capacity and at times supplemental fixed asset infrastructure at existing or new coverage locations. As future needs materialize we will provide quantitative disclosure of expected costs, where material.

* * *

In connection with our responses to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at 401-845-2402 or by email at pspratt@kvh.com.

Sincerely,

/s/ Patrick J. Spratt
Patrick J. Spratt
Chief Financial and Accounting Officer
KVH Industries, Inc.